[QUICK LAW GROUP LETTERHEAD]

March 4, 2014

Maryse Mills-Apenteng, Esq.

Mitchell Austin, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Domain Media Corp. Amendment No. 1 to Registration Statement on Form 10 Filed March 4, 2014 File No. 000-55130

Dear Ms. Mills-Apenteng and Mr. Austin:

Thank you for your comment letter of February 12, 2014 regarding the Registration Statement on Form 10 of Domain Media Corp. (the “Company”).  Based on your comments, the Company has filed Amendment No. 1 to the Registration Statement on Form 10 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter and the Amendment.

_________________________________

Business  page 3

1.

Your business discussion requires significant revision. Please revise your discussion to provide a more complete overview of your business operations as they currently exist and to distinguish clearly your existing operations from your future growth plans.  For instance, on page 3 you refer to a business services division but it is unclear that your business has any other divisions.  In addition, it is unclear whether you currently have paid consultants, outsourced technical staff, marketing professions or advisors – staff positions referenced in your document.  Please provide a business overview that describes your business in its current form and ensure that any references to services, staff, revenues or other aspects of the business that are not yet extant are described as such.

Response:  The Amendment has been revised in a number of places to address this comment.

2.

On page 4 you state that your principal sources of revenue “are and will be” pay-per-click advertising, lead generation, etc. without distinguishing between current revenue sources and future, potential revenue sources.  Please revise your disclosure to clearly state which sources of revenue are current or historical revenue sources and which are anticipated revenue sources.

Response:  The Amendment has been revised on pages 4 and 5 and other places to address this comment.

3.

Please include in your business section a quantified discussion of your dependence on a few customers both for revenues and account receivable. Refer to Item 101(h)(4)(vi) of Regulation S-K.  Additionally, please tell us whether you have contractual agreements with your significant customers and, if so, file the agreements as exhibits.  Refer to Item 601(b)(10) of Regulation S-K.

Response:  The Amendment has been revised on page 5 to address this comment.

4.

We note your reference to partnerships (e.g., marketing and advertising, distribution and outsourced development partners) and affiliate relationship (e.g., affiliate revenue, affiliate networks) on pages 3 and 4.  Please describe these arrangements as they currently exist in greater detail.  Tell us whether any of these arrangements are material to your business and whether you have entered into contractual agreements in this regard.

Response:  The Amendment has been revised to address these arrangements in more detail and address this comment.

Market Opportunities, page 6

5.

Please provide us with a copy of the relevant portions of the PricewaterhouseCoopers Q2 IAB report.  To expedite our review, please highlight the applicable portions or sections you cite.

Response:  A copy of the PricewaterhouseCoopers Q2 IAB report is included with this letter.

Competition, page 6

6.

We note that you have identified industry leading companies such as Yahoo!, AOL, WebMD and the like as your competitors.  It is unclear how you compete with these companies whose size, competitive positioning and resources far outpace your own.  Please revise these sections to limit your discussion to your competitive position with direct competitors with respect to such factors as size, target audience, etc.

Response:  The Amendment has been revised to more specifically address the Company’s competitors.

Intellectual Property, page 7

7.

Please clarify whether you have any registered trademarks, patents or copyrights and their duration.  In addition, describe the nature of your proprietary systems and technology.

Response:  The Amendment has been clarified regarding the intellectual property owned by the Company.

8.

You state that you enter into confidentiality and invention assignment agreements.  Please file any such agreements with Mr. Kern, your sole officer, director and employee, or advise.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  A copy of the confidentiality and invention assignment agreement with Mr. Kern is filed with the Amendment.

Risk Factors, page 7

9.

We note that the introduction and several of your risk factors refer to your registration statement as an offering circular (e.g., risk factors 4, 19 and 29) and other risk factors refer to a plan of distribution (e.g., risk factors 19 and 20).  Please remove these references or advise. In addition, review your document throughout to ensure that your disclosure in other sections regarding an offering is consistent (see, for example, the last sentence under Corporate Information on page 7).

Response:  The Amendment has been revised in a number of places to address this comment.

10.

Please add a prominently placed risk factor addressing your short-term liquidity position as of the most recent practicable date.  Specifically, please state the number of months your current cash resources will fund.  In addition, disclose the dollar amount needed, in addition to your current cash resources, to fund the next 12 months of operations.  “Ensure that your liquidity discussion is consistent with any added disclosure.

Response:  The Amendment has been revised to address the Company’s liquidity position and plan.

11.

This risk factor combines the risks associated with your ability to scale your network infrastructure with cyber security risks.  Please consider unbundling these risks by addressing each in a separate risk factor.

Response:  The Amendment has been revised to unbundle this risk factor into two separate risk factors to address this comment.

12.

 Please file the agreement with Mr. Kern  regarding potential conflicts of interest.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:  A copy of conflicts of interest agreement with Mr. Kern is filed with the Amendment.

13.

Please revise this factor, as well as any other disclosure throughout your prospectus which suggests that you have more than one officer, director or employee, to clarify that your sole officer, director an employee is Mr. Kern.

Response:  The Amendment has been revised to address this comment as well as the fact the Company has appointed an additional member of the Board of Directors since the initial filing.

14.

Please revise this risk factor to disclose that you will be subject to the period reporting requirements of Section 12 of the Exchange Act and discuss the risks associated with this status.

Response:  The Amendment has been revised to address this comment.

15.

We note your discussion of the sale of 2,000,000 shares in your offering.  Please remove this language or advise.  Additionally, in your response letter, please describe this transaction if it has occurred in the past.

Response:  The Amendment has been revised to address this comment.

16.

Please remove the reference to the completion of the offering.  In addition, we note that Mr. Kern’s beneficial ownership percentage disclosed here is not consistent with the disclosure in the beneficial ownership table on page 27.  Please revise or advise.

Response:  The Amendment has been revised to address this comment.

17.

Please revise this risk factor in light of your registration under Section 12(g), not Section 15(d), or the Exchange Act.

Response:  The Amendment has been revised to address this comment.

18.

You state that you have insufficient resources to fund your operations for the next twelve months.  Please revise your disclosure to state the estimated deficiency in dollar terms.  Provide a discussion of your expected cash needs over the next twelve months and a discussion of long-term liquidity.  IN discussing your expected liquidity needs, please state the extent to which you are currently using funds in your operations on a monthly basis.  Ensure that your disclosure here is consistent with related disclosure in the risk factors section.

Response:  The Amendment has been revised to address this comment.

19.

Note 4 to your financial statements indicated that Mr. Kern holds a note that is convertible into shares of your common stock at his discretion.  Please include these shares in your calculation of Mr. Kern’s beneficial ownership and provide appropriate footnote disclosure.  Additionally, please file this agreement as an exhibit.  See Item 601(b) (10) of Regulation S-K.

Response:  The Amendment has been revised to address this comment and a copy of the convertible note with Mr. Kern is filed with the Amendment.

20.  Please revise your beneficial ownership table to disclose the natural person(s) with voting and/or investment power of the shares held by Agile Opportunity Fund, LLC.

Response:  The Amendment has been revised to address this comment.

21.

Please revise your description of Mr. Kern’s business background to specifically disclose his principal occupation and employment, including the name of the company or companies where he worked, over the past five years. See Item 401(e) of Regulation S-K.

Response:  The Amendment has been revised to address this comment.

22.

 In your response letter, please discuss the current state of your negotiations with Mr. Kern concerning his contemplated employment agreement.  If the agreement has been entered into, please file as an exhibit.  See Item 601(b) (10) of Regulation S-K.

Response:  The Company and Mr. Kern have entered into and employment agreement.  The Amendment has been revised to disclose the terms of the employment agreement and the agreement is filed with the Amendment.

23.

Please describe in this section the related party note payable held by Mr. Kern as well as the other related party transactions referenced in your documents between the company and Mr. Kern.  See Item 404(d) of Regulation S-K.

Response:  The Amendment has been revised to address this comment.

24.

It appears that Mr. Kern is a promoter as the term in defined in Rule 405 of Regulation C.  Please ensure that your provide information responsive to Items 401(g), if any, and 404(c) of Regulation S-K.

Response:  Assuming that Mr. Kern is a promoter under Rule 405 of Regulation C, the Company believes the Amendment contains any information that would be required disclosure under Items 401(g) and 404(c) of Regulation S-K.

25.  The final paragraph of this section references the DGCL.  As you are incorporated in Nevada, please remove this reference or advise.

Response:  The Amendment has been revised to address this comment.

26.

 The exhibits to your registration statement were filed in an improper format. Please re-file these exhibits in a text-searchable format.  See Rule 301 of Regulations S-T and the EDGAR Filer Manual, Volume II:  “EDGAR Filing, “Version 25 (September 2013).

Response:  The exhibits to the Amendment have been revised to address this comment.

27.

 It appears your have entered into a variety of consulting arrangements.  Please file the consulting agreements as exhibits to the registration statement or provide your analysis regarding why these agreements need not be filed.  See Item 601(b) (10) of Regulation S-K.

Response:  The relevant consulting agreements with the Company have been filed with this Amendment.

_________________________________

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC

www.pwc.com
www.iab.net

iab.

IAB internet advertising revenue report

2013 first six months' results
October 2013

An industry survey conducted by PwC and sponsored by the Interactive Advertising Bureau (IAB)

pwc

Table of Contents

Background 3
Executive summary 4
Detailed findings 6
Historical trends 7
Ad formats 12
Industries 15
Pricing models 17
Appendix 19

PwC Page 2 of 25

Background

About the IAB internet advertising revenue report

Conducted by PricewaterhouseCoopers LLP ("PwC") on an ongoing basis, with results released quarterly, the "IAB Internet Advertising Revenue Report" was initiated by the Interactive Advertising Bureau (IAB) in 1996. This report utilizes data and information reported directly to PwC, publicly available online corporate data, and information provided by online ad selling companies.

The results reported are considered the most accurate measurement of internet/online/mobile advertising revenues because much of the data is compiled directly from information supplied by companies selling advertising online. All-inclusive, the report includes data reflecting online advertising revenues from websites, commercial online services, ad networks and exchanges, mobile devices, and e-mail providers, as well as other companies selling online advertising.

The report is conducted independently by PwC on behalf of the IAB. PwC does not audit the information and provides no opinion or other form of assurance with respect to the information. Only aggregate results are published and individual company information is held in strict confidence with PwC. Further details regarding scope and methodology are provided in the appendix to this report.

David Silverman
PwC

PwC Page 3 of 25

Executive summary

IAB internet advertising revenue report 2013 second-quarter and first six months' highlights

Internet advertising revenues ("revenues") in the United States totaled $20.1 billion for the first six months of 2013, with Q1 2013 accounting for approximately $9.8 billion and Q2 2013 accounting for approximately $10.3 billion. Revenues for the first six months of 2013 increased 18% over the first six months of 2012.

Key trends underlying HY 2013 results

Revenues increase 18% in HY 2013 — Internet advertising revenues in the United States totaled $10.3 billion in the second quarter of 2013, an increase of 5% from the 2013 first-quarter total of $9.8 billion and an increase of 18% from the 2012 second-quarter total of $8.7 billion. Year-to-date revenues through June 2013 totaled $20.1 billion, up 18% from the $17.0 billion reported in 2012.

"Digital has steadily increased its ability to captivate consumers and then capture the marketing dollars that follow. Mobile advertising's breakneck growth is evidence that marketers are recognizing the tremendous power of smaller screens. Digital video is also on a positive trajectory, delivering avid viewership and strong brand-building opportunities."

— Randall Rothenberg, President and CEO, IAB

Mobile advertising increases 145% in HY 2013 — Mobile advertising in the United States totaled $3.0 billion during HY 2013, up from $1.2 billion in the first six months of 2012.

"The significant growth rate of mobile advertising has continued into 2013, reflecting the profound shift in how consumers are viewing media – on their mobile devices wherever they go. And this trend will continue as smartphone and tablet penetration increases and the user experience evolves and improves."

— David Silverman, Partner, PwC

PwC

Page 4 of 25

Year-to-date revenues show positive growth

Revenues for HY 2013 totaled $20.1 billion, $3.0 billion (or 18%) higher than in HY 2012.

HY 2012 vs. HY 2013 ($ billions)

17.8%
$17.03
$20.07
HY 2012
HY 2013

PwC Page 5 of 25

Detailed findings

Revenues total a record $10.26 billion in Q2 2013

Total 2013 second-quarter revenues were $1.54 billion (17.6%) higher than in the second quarter of 2012 and $454 million (4.6%) higher than the first quarter of 2013.

Q2 12 vs. Q2 13 ($ billions)

17.6%
$8.72
$10.26
2Q 12
2Q 13

Q1 13 vs. Q2 13 ($ billions)

4.6%
$9.81
$10.26
1Q 13
2Q 13

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Page 6 of 25

Historical second-quarter revenue trends

Revenue continues strong growth in Q2 2013

2013 second-quarter revenues increased on a year-over-year percentage and dollar basis. The 2013 second quarter is the highest second quarter on record, with the 18% year-over-year growth only slightly trailing the compound annual growth rate (CAGR) from 2003-2013.

Second-quarter revenue 2003-2013 ($ billions)

$1.7
$2.4
$3.0
$4.1
$5.1
$5.7
$5.4
$6.2
$7.7
$8.7
$10.3
CAGR*
20.0%
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013

* CAGR: Compound Annual Growth Rate

PwC

Page 7 of 25

billion for the second time, just missing the high set in Q4 2012.

Historical quarterly revenue trends

Quarterly growth continues upward trend

From the momentum built in 2012, internet advertising continues to show strong growth. After a seasonal dip in Q1, the second quarter continues the upward momentum.

Since 2003, 79% of quarters (33 out of 42) have experienced positive growth over its prior quarter.

Quarterly revenue growth trends 1996-2013 ($ billions)

$12
$8
$6
$4
$2
$0
In billions
1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008
1H 2013

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Page 8 of 25

Historical revenue mix – first half vs. second half

First-half revenues reach $20.1 billion

Applying historical seasonal data, the 2013 first six months' revenues of $20.1 billion are on an annual run-rate to make 2013 the highest year in revenues, on pace to exceed the previous highest annual total of $36.6 billion reported in 2012.

Historical revenue mix, first half vs. second half ($ billions)

$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
In billions
$4.0
$3.3
$5.0
$4.6
$6.8
$5.8
$9.0
$7.9
$11.2
$10.0
$11.9
$11.5
$11.8
$10.9
$13.9
$12.1
$16.8
$14.9
$19.5
$17.0
?
$20.1
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
Last 6 months
First 6 months

PwC

Page 9 of 25

Historical data findings

Annual and quarterly revenue growth

	Revenue (in mil)	Q/Q Growth	Y/Y Growth
Q1 2002	$1,520	-7%	-19%
Q2 2002	$1,458	-4%	-21%
Q3 2002	$1,452	-1%	-18%
Q4 2002	$1,580	9%	-4%
Total 2002	**$6,010**		**-16%**
Q1 2003	$1,632	3%	7%
Q2 2003	$1,660	2%	14%
Q3 2003	$1,793	8%	24%
Q4 2003	$2,182	22%	38%
Total 2003	**$7,267**		**21%**
Q1 2004	$2,230	2%	37%
Q2 2004	$2,369	6%	43%
Q3 2004	$2,333	-2%	30%
Q4 2004	$2,694	15%	24%
Total 2004	**$9,626**		**33%**
Q1 2005	$2,802	4%	25%
Q2 2005	$2,985	7%	26%
Q3 2005	$3,147	5%	35%
Q4 2005	$3,608	15%	34%
Total 2005	**$12,542**		**30%**
Q1 2006	$3,848	7%	37%
Q2 2006	$4,061	6%	36%
Q3 2006	$4,186	3%	33%
Q4 2006	$4,784	14%	33%
Total 2006	**$16,879**		**35%**
Q1 2007	$4,899	2%	27%
Q2 2007	$5,094	4%	25%
Q3 2007	$5,267	3%	26%
Q4 2007	$5,946	13%	24%
Total 2007	**$21,206**		**26%**
Q1 2008	$5,765	-3%	18%
Q2 2008	$5,745	0%	13%
Q3 2008	$5,838	2%	11%
Q4 2008	$6,100	4%	2%
Total 2008	**$23,448**		**11%**
Q1 2009	$5,468	-10%	-5%
Q2 2009	$5,432	-1%	-5%
Q3 2009	$5,500	1%	-6%
Q4 2009	$6,261	14%	3%
Total 2009	**$22,661**		**-3%**
Q1 2010	$5,942	-5%	9%
Q2 2010	$6,185	4%	14%
Q3 2010	$6,465	5%	18%
Q4 2010	$7,449	15%	19%
Total 2010	**$26,041**		**15%**
Q1 2011	$7,264	-2%	22%
Q2 2011	$7,678	6%	24%
Q3 2011	$7,824	2%	21%
Q4 2011	$8,970	15%	20%
Total 2011	**$31,735**		**22%**
Q1 2012	$8,307	-7%	14%
Q2 2012	$8,722	5%	14%
Q3 2012	$9,236	6%	18%
Q4 2012	$10,307	12%	15%
Total 2012	**$36,570**		**15%**
Q1 2013	$9,806	-5%	18%
Q2 2013	$10,260	5%	18%

PwC
Page 10 of 25

89%

82%

70%

Revenue concentration

Top 10 companies command 70% of revenues in Q2 2012

- Online advertising continues to remain concentrated with the 10 leading ad-selling companies, which accounted for 70% of total revenues in Q2 2013, down from the 73% reported in Q2 2012.
- Companies ranked 11th to 25th accounted for 12% of revenues in Q2 2013, up from the 9% reported in Q2 2012.
- Companies ranked 26th to 50th accounted for 7% in Q2 2013, down slightly from the 8% reported in Q2 2012.

% share of total revenues

100
80
60
40
20
0
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
1H 2013

PwC

Page 11 of 25

Ad format – second-quarter 2013 results

Search and Display continue to lead ad formats, while Mobile growth remains strong

- Search accounted for 43% of Q2 2013 revenues, down from 47% in Q2 2012, as mobile devices have shifted Search-related revenues away from the desktop computer. Search revenues totaled $4.4 billion in Q2 2013, up 6% from Q2 2012, when Search totaled $4.1 billion.
- Display-related advertising accounted for $3.1 billion or 30% of total revenues during Q2 2013, up 8% from the $2.9 billion (33% of total) reported in Q2 2012. Q2 2013 Display-related advertising includes Display/Banner Ads (19% of revenues, or $1.9 billion), Rich Media (3% or $329 million), Digital Video (7% or $676 million), and Sponsorship (2% or $181 million).
- Mobile revenues totaled 16% of Q2 2013 revenues, or $1.6 billion, up 149% from the $661 million (8% of total) reported in Q2 2012.
- Classifieds revenues totaled $644 million or 6% of Q2 2013 revenues, up 10% from the $583 million (7% of total) reported in Q2 2012.
- Lead Generation revenues accounted for 4% of Q2 2013 revenues, or $441 million, up 2% from the $431 million (5% of total) reported in Q2 2012.
- Email revenues accounted for 0.4% of Q2 2013 revenues or $40 million, down 5% from the $42 million (0.5% of total) reported for Q2 2012.

Ad formats – Q2 2012

Total - $8.7 billion*

47%
21%
8%
7%
6%
5%
3%
2%
0.5%
Search
Display / Banner
Mobile
Classifieds
Digital Video
Lead Generation
Rich Media
Sponsorship
Email

Ad formats – Q2 2013

Total - $10.3 billion*

43%
19%
16%
6%
7%
4%
3%
2%
0.4%

* Amounts may not equal 100% due to rounding.

PwC

Page 12 of 25

Ad format – first-half 2013 results

Mobile revenues continue to increase format share

- Search revenues accounted for 43% of HY 2013 revenues, down from 48% in HY 2012. Search revenues totaled $8.7 billion in HY 2013, up 7% from HY 2012, when Search totaled $8.1 billion.
- Display-related advertising accounted for $6.1 billion or 30% of total revenues during HY 2013, up 9% from the $5.6 billion (33% of total) reported in HY 2012. HY 2013 Display-related advertising includes Display/Banner Ads (19% of HY 2013 revenues, or $3.8 billion), Rich Media (3% or $640 million), Digital Video (7% or $1.3 billion), and Sponsorship (2% or $351 million).
- Mobile revenues totaled 15% of HY 2013 revenues, or $3.0 billion, up 145% from the $1.2 billion (7% of total) reported in HY 2012.
- Classifieds revenues totaled $1.3 billion or 6% of HY 2013 revenues, up 11% from the $1.2 billion (7% of total) reported in HY 2012.
- Lead Generation revenues accounted for 4% of HY 2013 revenues, or $853 million, up 2% from the $834 million (5% of total) reported in HY 2012.
- Email revenues accounted for 0.4% of HY 2013 revenues or $78 million, flat relative to the $78 million (0.5% of total) reported in HY 2012.

Ad formats – first-half 2012

Total - $17.0 billion

48%
21%
7%
7%
6%
5%
2%
3%
0.5%
Search
Display / Banner
Mobile
Classifieds
Digital Video
Lead Generation
Sponsorship
Rich Media
Email

Ad formats – first-half 2013

Total - $20.1 billion

43%
19%
15%
6%
7%
4%
2%
3%
0.4%

* Amounts may not equal 100% due to rounding.

PwC
Page 13 of 25

Historical format trends

Search retains largest share of revenue, while Mobile grows fastest

- Search remains the leading format, representing more than double the share to the next closest format (Display / Banner). Decline in its overall share is attributed to growth in Mobile and Mobile Search, which is included in the Mobile category.
- All formats other than Digital Video are down slightly as a percentage of total revenue due to the substantial growth of Mobile.
- Mobile revenues continued to quickly gain share, representing 15% of total revenues in HY 2013, as compared with 9% reported in FY 2012 and 5% in FY 2011. First half 2013 Mobile revenues represent 90% of *total* 2012 Mobile revenues.

Advertising format share, 2006 - 1H 2013* (% of total revenue)

50%
40%
30%
20%
10%
0%
Search
Display / Banner
Mobile
Classifieds
Digital Video
Lead Generation
Rich Media
2006
2007
2008
2009
2010
2011
2012
1H 2013

* Format definitions may have changed over the time period depicted, both within the survey process and as interpreted by survey respondents.

PwC

Page 14 of 25

Ad revenues by industry category

Retail drives advertising, as dollars shift to digital

- Retail advertisers continue to represent the largest category of internet ad spending, accounting for 20% of total revenues in the first half of 2013, consistent with the 20% reported in HY 2012.
- Financial Services advertisers accounted for 14% of revenues in HY 2013, up slightly from the 13% reported in HY 2012.
- Automotive advertisers accounted for 12% of revenues in the first half of 2013, down slightly from the 13% of total reported in HY 2012.
- Telecom companies accounted for 9% of 2013 first six months' revenues, down from the 12% reported in HY 2012.
- Leisure Travel (airfare, hotels, and resorts) accounted for 8% of revenues in the first six months of 2013, consistent with the 8% of revenues reported in HY 2012.
- Computing products advertisers represented 7% of revenues in the first six months of 2013, down slightly from the 8% reported in HY 2012.
- Consumer Packaged Goods represented 7% in HY 2013, up from the 5% reported in HY 2012.
- Pharmaceutical/Healthcare accounted for 6% in HY 2013, consistent with the 6% of revenues reported in HY 2012.
- Media accounted for 6% in HY 2013, up from the 4% reported in HY 2012.
- Entertainment accounted for 5% of HY 2013 revenues, up from the 4% reported in HY 2012.

PwC Page 15 of 25

Industry advertising – year-over-year comparison

Internet ad revenues by major industry category*, year to date: 2012 vs. 2013

Retail
20%
20%
Financial Services
13%
14%
Auto
13%
12%
Telecom
12%
9%
Leisure Travel
8%
8%
Computing Products
8%
7%
Consumer Packaged Goods
5%
7%
Pharma & Healthcare
6%
6%
Media
4%
6%
Entertainment
4%
5%
2012
2013

* Industry category definitions may have changed over the time period depicted, both within the survey process and as interpreted by survey respondents. Amounts do not total to 100% as minor categories are not displayed.

PwC

Page 16 of 25

Revenues by pricing model

Performance-based pricing gains interest

- Approximately 65% of HY 2013 revenues were priced on a performance basis, down from the 67% reported in HY 2012.
- Approximately 33% of HY 2013 revenues were priced on a cost per medium/thousand (CPM) or impression basis, up from the 31% reported in HY 2012.
- Approximately 2% of HY 2013 revenues were priced on a hybrid basis, consistent with the 2% reported in HY 2012.

Pricing models – first six months 2012

Total - $17.0 billion

Hybrid
2%
CPM
31%
67%

Pricing models – first six months 2013

Total - $20.1 billion

Hybrid
2%
CPM
33%
65%

Pricing models – Q2 2012

Total - $8.7 billion

Hybrid
2%
CPM
31%
67%

Pricing models – Q2 2013

Total - $10.3 billion

Hybrid
2%
CPM
33%
65%

PwC

Page 17 of 25

Historical pricing model trends

Performance-based pricing remains the preferred model

At 65% of advertising revenues through half-year 2013, performance-based pricing appears to have leveled off, even experiencing a slight decline from its high of 66% for the full year 2012. As a result, CPM/impression-based pricing gained slightly, up to 33% for the half-year, its highest point since 2010. Hybrid pricing witnessed the greatest loss in percentage revenue over the period, dipping sharply from 13% in 2005 to 2% in HY 2013.

Internet ad revenues by pricing model*

% of total revenues
70%
60%
50%
40%
30%
20%
10%
0%
2005
2006
2007
2008
2009
2010
2011
2012
1H 2013
Performance
65%
CPM
33%
Hybrid
2%
46%
41%
48%
47%
51%
45%
57%
39%
59%
37%
62%
33%
65%
31%
66%
32%
13%
5%
4%
4%
4%
5%
4%
2%
CPM
Performance
Hybrid

* Pricing model definitions may have changed over the time period depicted both within the survey process and as interpreted by survey respondents.

PwC

Page 18 of 25

Appendix

Definitions of leading industry categories

The industry categories used in the "IAB Internet Advertising Revenue Report" were sourced from the North American Standard Industrial Classification (SIC) Manual.†

Retail	Includes mail order/catalog, apparel, restaurants/fast food, home furnishings/textiles, toys, pet food/supplies, appliances, jewelry, drugstores, retail stores, and cosmetics stores.
Automotive	Includes all automotive-related categories including sale/purchase of vehicles and parts and maintenance.
Entertainment	Includes film, music, TV, box office, video games, and amusement & recreation.
Consumer packaged goods	Includes packaged goods, food products, household products, and tobacco.
Leisure travel	Includes travel, hotel, airlines, and resorts.
Computing products	Includes hardware (computers, computer storage devices, and computer peripheral equipment), consumer electronics, prepackaged software (operating, utility, and applications programs), local area network systems and network systems integration, computer processing, and data preparation and data processing services.
Financial Services	Includes commercial banks, credit agencies, personal credit institutions, consumer finance companies, loan companies, business credit institutions, and credit card agencies. Also includes companies engaged in the underwriting, purchase, sale, or brokerage of securities and other financial contracts.
Telecommun-ications	Includes point-to-point communications services, including cellular phone services, paging services, wireless internet access, and wireless video services. Includes multichannel video providers on a subscription fee basis (e.g., cable television, wireless cable television, and direct broadcast satellite services).
Pharmaceutical & Healthcare	Includes pharmaceutical products, facilities, services, researchers, and biological products. Also comprises establishments providing healthcare and social assistance for individuals as well as personal care, toiletries, and cosmetic products.
Media	Includes establishments primarily engaged in radio and television broadcasting (network and station) including commercial, religious, educational, and other radio or television stations. Also includes establishments primarily engaged in publishing newspapers, periodicals, and books.

†Survey participants reported results based on the 20 industry categories listed on page 22, which were used specifically for the "IAB Internet Advertising Revenue Report." This is consistent with other relevant industry categorization sources that measure advertising spending by industry. For purposes of this report, PwC classified a number of individual categories under “Retail.”

PwC

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Definitions of advertising formats

Display Advertising	Advertiser pays an online company for space on one or more of the online company's pages to display a static or linked banner or logo.
Sponsorship	Advertiser pays for custom content and/or experiences, which may or may not include ad elements such as display advertising, brand logos, advertorial, or pre-roll video. Sponsorships fall into several categories: • Spotlights are custom-built pages incorporating an advertiser's brand and housing a collection of content usually around a theme • Advergaming can range from an advertiser buying all the ad units around a game or a "sponsored by" link to creating a custom branded game experience • Content & Section Sponsorship is when an advertiser exclusively sponsors a particular section of the site or email (usually existing content) re-skinned with the advertiser's branding • Sweepstakes & Contests can range from branded sweepstakes on the site to a full-fledged branded contest with submissions and judging
Email	Banner ads, links or advertiser sponsorships that appear in email newsletters, email marketing campaigns and other commercial email communications. This includes both ads within an email or the entire email.
Search	Fees advertisers pay online companies to list and/or link their company site domain name to a specific search word or phrase (includes paid search revenues). Search categories include: • Paid listings – payments made for clicks on text links that appear at the top or side of search results for specific keywords. The more a marketer pays, the higher the position it gets. Marketers only pay when a user clicks on the text link. • Contextual search – payments made for clicks on text links that appear in an article based on the context of the content, instead of a user-submitted keyword. Payment only occurs when the link is clicked. • Paid inclusion – payments made to guarantee that a marketer's URL is indexed by a search engine (i.e. advertiser isn't paid only for clicks, as in paid listings). • Site optimization – payments made to optimize a site in order to improve the site's ranking in search engine results pages (SERPs). (For example, site owner pays a company to tweak the site architecture and code, so that search engine algorithms will better index each page of the site).
Lead Generation	Fees paid by advertisers to online companies that refer qualified potential customers (e.g., auto dealers which pay a fee in exchange for receiving a qualified purchase inquiry online) or provide consumer information (demographic, contact, behavioral) where the consumer opts in to being contacted by a marketer (email, postal, telephone, fax). These processes are priced on a performance basis (e.g., cost-per-action, -lead or -inquiry), and can include user applications (e.g., for a credit card), surveys, contests (e.g., sweepstakes) or registrations.
Classifieds and Auctions	Fees paid to advertisers by online companies to list specific products or services (e.g., online job boards and employment listings, real estate listings, automotive listings, auction-based listings, yellow pages).
Rich Media	Display-related ads that integrate some component of streaming interactivity. Rich media ads often include flash or java script, but not content, and can allow users to view and interact with products or services (e.g., scrolling or clicking within the ad opens a multimedia product description, expansion, animation, video or a "virtual test-drive" within the ad). All IAB Rising Stars ad formats are considered Rich Media. Digital audio ads that appear before, during or after audio content (e.g., streaming radio, podcasts, etc.) are also considered Rich Media. Video commercials that appear in video players are considered Digital Video Ads, not Rich Media. "Interstitials" have been consolidated within the rich media category and represent full- or partial-page text and image server-push advertisements which appear in the transition between two pages of content. Forms of interstitials can include a variation of the following terms: • Splash screens – a preliminary page that precedes the regular home page of a website that usually promotes a particular site feature or provides advertising. A splash page is timed to move onto the home page after a short period of time. • Pop-up ads and pop-under ads – an advertisement that appear in a separate window which automatically loads over an existing content window, without an associated banner. • Daughter windows – an advertisement that runs in a separate window associated with a concurrently displayed banner. The content and banner are typically displayed first, followed by the daughter window. • Superstitials – ads that are distinct from interstitials because of the much higher ad quality, and that they play instantly (ads are fully downloaded before they are displayed).

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Definitions of advertising formats (cont.)

Digital Video Advertising	Advertising that appears before, during or after digital video content in a video player (i.e. pre-roll, mid-roll, post-roll video ads). Digital Video Ads include TV commercials online and can appear in streaming content or in downloadable video. Display-related ads on a page (that are not in a player) that contain video are categorized as rich media ads. Video Overlays are also categorized as Digital Video Advertising. Video overlays include small ads that appear on top of digital video content. They can appear to be display, video, rich media, text or another ad format but are contained within the video player.
Mobile Advertising	Advertising tailored to and delivered through wireless mobile devices such as smartphones (e.g. Blackberry, iPhone, Android, etc.), feature phones (e.g. lower-end mobile phones capable of accessing mobile content), and media tablets (e.g. iPad, Samsung Galaxy Tablet, etc.). Typically taking the form of static or rich media display ads, text messaging ads, search ads, or audio/video spots, such advertising generally appears within mobile websites (e.g. websites optimized for viewing on mobile devices), mobile apps (e.g. applications for Smartphones running iOS, Android, Windows Mobile or other operating systems), text messaging services (i.e. SMS, MMS) or within mobile search results (i.e., 411 listings, directories, mobile-optimized search engines).

PwC Page 21 of 25

Survey scope and methodology

Survey scope

The Interactive Advertising Bureau (IAB) retained PwC to establish a comprehensive standard for measuring the growth of internet/online/mobile advertising revenues.

- The "IAB internet advertising revenue report" is part of an ongoing IAB mission to provide an accurate barometer of internet advertising growth.
- To achieve differentiation from existing estimates and accomplish industry-wide acceptance, key aspects of the survey include:
  - Obtaining historical data directly from companies generating internet/online/mobile advertising revenues;
  - Making the survey as inclusive as possible, encompassing all forms of internet/online/mobile advertising, including websites, consumer online services, ad networks, mobile devices, and e-mail providers; and
  - Ensuring and maintaining a confidential process, releasing only aggregate data.

Methodology

- PwC performs the following:
  - Compiles a database of industry participants selling internet/online and mobile advertising revenues
  - Conducts a quantitative mailing survey with leading industry players, including Web publishers, ad networks, commercial online service providers, mobile providers, e-mail providers, and other online media companies
  - Acquires supplemental data through the use of publicly disclosed information
  - Requests and compiles several specific data items, including monthly gross commissionable advertising revenue by industry category and transaction
  - Identifies non-participating companies and applies a conservative revenue estimate based on available public sources
  - Analyzes the findings, identifies and reports key trends

Survey industry categories

Automotive
Beer/Wine/Liquor
Business Products/Services
Computers (Hardware/Software) and Consumer Electronics
Consumer Packaged Goods, Food, Non-Alcoholic Beverages and Candy
Educational Services
Entertainment (Film, Music, TV, Box Office, Video Games, Amusement/Recreational)
Financial Services (Banks, Insurance, Securities, Mortgages)
Personal Care, Toiletries, and Cosmetics
Drugs and Remedies
Manufacturing
Media
Professional Sports and Sporting & Athletic Goods
Real Estate
Restaurants/Fast Food
Retail, Mail Order, Catalogs and Apparel
Telecommunications: Telephony, Cable/Satellite TV Services, ISPs
Toys/Games
Leisure Travel (Airfare, Hotels, Resorts)
Business Travel (Airfare, Hotels, Resorts)

PwC Page 22 of 25

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About the Interactive Advertising Bureau

The Interactive Advertising Bureau (IAB) is comprised of more than 500 leading media and technology companies that are responsible for selling 86% of online advertising in the United States. On behalf of its members, the IAB is dedicated to the growth of the interactive advertising marketplace, of interactive's share of total marketing spend, and of its members' share of total marketing spend. The IAB educates marketers, agencies, media companies and the wider business community about the value of interactive advertising. Working with its member companies, the IAB evaluates and recommends standards and practices and fields critical research on interactive advertising. Founded in 1996, the IAB is headquartered in New York City with a Public Policy office in Washington, D.C. For more information, please visit www.iab.net.

Overall report guidance provided by IAB leadership

Executive Committee		
President **Randall Rothenberg** IAB	Chairman **Randy Kilgore** Tremor Media	Vice Chair **Vivek Shah** Ziff Davis
David Moore 24/7 Real Media, Inc. **Peter Naylor** NBC News Digital	**Bill Todd** ValueClick Media **Lisa Utzschneider** Amazon.com	**Rik van der Kooi** Microsoft Advertising **Denise Warren** The New York Times Company

Ex-Officio		
Founding Chairman **Rich LeFurgy** Archer Advisors	Treasurer **Bruce Gordon** Disney Interactive Media Group	Secretary **Joe Rosenbaum** Reed Smith LLP

Board of Directors		
Joe Apprendi Collective **Tom Arrix** Facebook **Greg Clayman** News Corporation **Jean Paul Colaco** Hulu **Kevin Conroy** Univision **Henrique de Castro** Yahoo! **Jory Des Jardins** BlogHer **Joan Gillman** Time Warner Cable Media **Curt Hecht** The Weather Channel **Mark Howard** Forbes.com	**Cella Irvine** Vibrant Media **Eric Johnson** ESPN.com **Mike Keriakos** Everyday Health **Seth Ladetsky** Turner Broadcasting System **Leon Levitt** CMG Digital **Dave Madden** Electronic Arts **Suzanne McDonnell** Discovery Communications **Neal Mohan** Google **David Morris** CBS Interactive **Jim Norton** AOL	**Paul Palmieri** Millennial Media **Mike Peralta** AudienceScience **Leslie Picard** Time Inc. **Drew Schutte** Condé Nast **Tad Smith** Cablevision Systems Corporation **John Trimble** Pandora **Jacob Weisberg** Slate **Mike Welch** AT&T AdWorks **Grant Whitmore** Hearst Magazines Digital Media

PwC Page 23 of 25

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PwC New Media Group with the Entertainment, Media, and Communications practice

As business, accounting, and tax advisors to many of the world's leading Entertainment, Media, and Communications (EMC) and Technology (Tech) companies, PwC (www.pwc.com) has an insider's view of trends and developments driving the industry. With approximately 1,200 practitioners serving EMC and Tech clients in the United States, PwC is deeply committed to providing clients with industry expertise and resources. In recent years, our pioneering work in EMC and Tech has included developing strategies to leverage digital technology, identifying new sources of financing, and marketplace positioning in industries characterized by consolidation and transformation. Our experience reaches across all geographies and segments of the EMC and Tech sectors, including broadband, wireless, the internet, music, film, television, publishing, advertising, gaming, theme parks, computers and networking, and software. With thousands of practitioners around the world, we're always close at hand to provide deep industry knowledge and resources.

PwC's New Media Group was the first practice of its kind at a Big Four firm. Currently located in New York, Los Angeles, Boston, Seattle, and the Bay Area, our New Media Group includes accounting, tax, and consulting professionals who have broad and deep experience in the three areas that converge to form new media: advanced telecommunications, enabling software, and content development/distribution.

Our services include:

- Business assurance services
- Web audience measurement and advertising delivery auditing and advisory
- IAB Measurement Certification Compliance auditing
- Privacy policy structuring, attestation, and compliance advisory
- Mergers & acquisitions assistance
- Tax planning and compliance
- Capital sourcing and IPO assistance

For more information about our New Media Group, contact one of the following PwC professionals:

New York
David Silverman
Partner, Assurance Services
646.471.5421
david.silverman@us.pwc.com

New York
Russ Sapienza
Partner, Advisory Services
646.471.1517
russell.j.sapienza@us.pwc.com

New York
Michael Altschul
Manager, Advisory Services
646.471.4903
michael.altschul@us.pwc.com

Boston
Vic Petri
Partner, Assurance Services
617.478.1698
victor.petri@us.pwc.com

San Jose
Mike Pearl
Partner, Assurance Services
408.817.3801
michael.pearl@us.pwc.com

Seattle
Suzanne Faulkner
Partner, Assurance Services
206.398.3550
suzanne.faulkner@us.pwc.com

PwC Page 24 of 25

www.pwc.com/e&m

This publication has been prepared for general guidance on matters of interest only, and does not constitute professional advice. You should not act upon the information contained in this publication without obtaining specific professional advice. No representation or warranty (express or implied) is given as to the accuracy or completeness of the information contained in this publication, and, to the extent permitted by law, PricewaterhouseCoopers LLP, its members, employees and agents do not accept or assume any liability, responsibility or duty of care for any consequences of you or anyone else acting, or refraining to act, in reliance on the information contained in this publication or for any decision based on it.

© 2013 PricewaterhouseCoopers LLP. All rights reserved. PwC refers to the United States member firm, and may sometimes refer to the PwC network. Each member firm is a separate legal entity. Please see www.pwc.com/structure for further details.

1st Half Year 2013 and Q2 2013

IAB/PwC Digital Advertising Revenue Report

Oct. 2013

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First Half Year 2013 IAB/PwC Digital Ad Revenue Report

Agenda

- Welcome
- Half Year and Q2 2013 Digital Ad Revenue Highlights
  Sherrill Mane, SVP Research, Analytics & Measurement, IAB
- Detailed Analysis of IAB/PWC 1st Half Year and Q2 2013 Report
  Michael Altschul, PriceWaterhouseCoopers
- What Advertisers Think: The Attitudes That Drive Digital Spending
  Randy Cohen, President, Advertiser Perceptions
- Q & A

p 1

Important Note on Q&A

- **We will** open a voice line for journalists to ask questions at the end of the presentations.
- IAB members should ask questions using the WebEx user interface–Please type questions into the Chat box on the WebEx user interface at any time during the presentations.
  - We will create a queue and answer as many questions as possible following the presentations.
  - Additional press questions should be directed to Laura Goldberg: Laura.Goldberg@iab.net
  - Additional questions from IAB members should be directed to Kristina Sruoginis: Kristina@iab.net.

Chat
Everyone
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1:32 PM

p 2

Half Year 2013 and Q2 2013

IAB/PwC Digital Ad Revenue Report Highlights

Oct. 2013

Sherrill Mane
SVP, Research, Analytics and Measurement, IAB

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2013 1st Half Year Digital Ad Revenue Highlights

"The Golden Age is before us, not behind us."

William Shakespeare

p 4

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First Half Year 2013 Interactive Advertising Continues Double Digit Growth Trajectory

- First Half 2013 US interactive ad revenues totaled $20.1 billion, marking the fourth consecutive mid year of double-digit growth.
  - **This represents an 18% (or $3.0 billion) increase from 1HY 2012's** $17.0 billion.
- Mobile ad revenue more than doubled (145% growth) to $3.0 billion in the first half of 2013 from $1.2 billion a year ago.
  - Mobile now accounts for 15% of digital ad revenue.
- Display related advertising totaled $6.1 billion, up 9% from $5.6 billion a year ago
  - $6.1 billion accounts for 30% of half year revenues
  - Digital Video grew 24% over first half 2012 to $1.3 billion from $1.1 billion.
  - Banners show 4% growth, reaching $3.8 billion for a 19% share of interactive ad dollars
  - Rich media, at smaller base, increased 29% from $495 to $640million

p 5 *IAB First Half Year 2013 and Q2 2013 Digital Advertising Revenue Report*
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First Half Year Revenue Track: Double-Digit Growth For 5 Years

US Digital Ad Revenue ($ Millions)
First Half Year and % YoY Growth
$25,000
$20,000
$15,000
$10,000
$5,000
$0
$10,900
$12,127
$14,941
$17,028
$20,066
+11%
+23%
+14%
+18%
1HY '09
1HY '10
1HY '11
1HY '12
1HY '13

Source: IAB Internet Advertising Revenue Reports, First Half Year 2009-2013

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A Stellar Second Quarter 2013

- Second quarter 2013 revenue of $10.3 billion is also at 18% growth over same time last year.
- Interactive advertising growth continues to outperform the total media market based on both Nielsen and Kantar estimates for Half Year 2013 and the quarter.

p 7 *IAB First Half Year 2013 and Q2 2013 Digital Advertising Revenue Report*

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1st HY 2013 Annual Revenue Growth

Digital Ad Revenue Growth (1st HY 2012 vs. 1st HY 2013)
$ Billions
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
18%
$17.0
$20.1
1HY 2012
1HY 2013

Total Media Ad Revenue Growth (1HY 2012 vs. 1HY 2013)

The Nielsen Company estimates **total media** revenues grew **3%** from **1HY '12 to 1HY '13;** Kantar Media estimates a **2%** increase.

Sources: IAB Digital Advertising Revenue Report, 2013 1st Half Year and 2nd Quarter Report; The Nielsen Company, MonitorPlus, Oct. 2013; Kantar Press Release Oct. 2013

p 8

First Half Year Ad Revenue Growth
Top US Media

Total Ad Revenue 1HY 2012 vs. 1HY 2013 ($Billions)
Percent YoY Change
Internet*
$20.1
$17.0
18%
National TV**
$38.3
$36.9
4%
Magazines
$7.9
$7.6
4%
Newspapers
$6.5
$6.2
5%
1 HY 2013
1HY 2012

**National TV includes Network, Spot, Cable, Hispanic

*Source: *PWC IAB First Half Year and Q2 2013 Internet Advertising Revenue Report, Oct. 2013*
The Nielsen Company, Monitor Plus, Oct. 2013

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Q2 2013 Revenue Compared With Q2 2012

Digital Ad Revenue Growth (Q2 '13 vs. Q2 '12)
18%
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$0.0
$ Billions
$8.7
$10.3
Q2 2012
Q2 2013

Total Media Ad Revenue Change (Q2 '13 vs. Q2 '12)

According to Nielsen, **total media** revenues grew **5%** from Q2 2012 to Q2 2013. Kantar Media estimates a 3.5% *increase*.

p 10

Sources: IAB Digital Advertising Revenue Report, 2013 1st Half Year and 2nd Quarter Report; The Nielsen Company, MonitorPlus, Oct. 2013; Kantar Press Release Oct. 2013

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Q2 Ad Revenue Growth
Top US Media

Total Ad Revenue Q2'13 vs.Q2'12 ($Billions)
Internet*
$10.3
$8.7
National TV**
$19.1
$18.0
Magazines
$4.4
$4.3
Newspapers
$3.3
$3.1
Q2 '13
Q2 '12

Percent YoY Change
18%
6%
4%
6%

**National TV includes Network, Spot, Cable, Hispanic

p 11

*Source: *PWC IAB Half Year and Q2 2013 Internet Advertising Revenue Report, Oct. 2013*
The Nielsen Company, Monitor Plus, Oct. 2013.

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Display Composite Average CPM Index

109 Same Sites / Ad Networks

100 = 2010 Avg. CPM: $12.16

• June 2013 Avg. CPM below 2012 Avg. for year (-2%)
• Year-to-date Avg. CPM ($11.70) off by 1% from 2012 Avg.
106
104
102
100
98
96
94
92
90
98
97
97
96
95
95
96
96
97
97
97
96
96
96
96
97
97
97
Composite 2010
Composite 2011
Composite 2012
Composite 2013
January
February
March
April
May
June
July
August
September
October
November
December

Source: SQAD WebCosts

Display Eight Category Average CPM

Weighted Average - CPM of All Buys Placed Within the Quarter

June 2013 Release

$25.00
$-
Automotive
Finance / Insurance / Investment
Family & Lifestyles
Home and Fashion
News & Information
Entertainment
Search Engines / Portals & Communities
Corporate Information
1Q_10
2Q_10
3Q_10
4Q_10
1Q_11
2Q_11
3Q_11
4Q_11
1Q_12
2Q_12
3Q_12
4Q_12
1Q_13
2Q_13

Source: SQAD WebCosts

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How the Market is Moving

- Brand spend is on the rise
  - Impression based revenue (CPM) is up 27% over first half 2012 (up 2 percentage points in share of revenue)
  - Display, particularly digital video and rich media, continues to climb
  - CPG and financial services revenue and share up
    - CPG to $1.4 billion from $900 million last year is at just 7% of total revenue (5% same time last year)
    - Financial services is now at $2.7 billion up from $2.2 billion and comprises 14% of total revenue (13% first half 2012)
- Search continues to grow at above media market levels, up 7% over First Half 2012 to $8.7 billion
- Indications of share shifts within digital and across all media
  - **Flat CPM's**
  - Ongoing significantly above total market growth

p 14

**Note: Display-related ad formats are defined as: banner ads, digital video commercials, rich media, and sponsorships.*

IAB Half Year 2013 and Q2 2013 Digital Advertising Revenue Report

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THANK YOU

FOLLOW-UP QUESTIONS:

Additional questions from IAB members should be directed to Kristina Sruoginis:

kristina@iab.net

Additional press questions should be directed to Laura Goldberg:

Laura.Goldberg@iab.net

Reports can be found at: http://www.iab.net/adrevenuereport

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